August 19, 2005
VIA EDGAR AND OVERNIGHT MAIL
Mr. Steven Jacobs
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Online Resources Corporation
Form 10-K for the year ended December 31, 2004
File No. 000-26123
Dear Mr. Jacobs:
     Attached please find Online Resources Corporation’s (“Online Resources” or the “Company”) responses to the additional comments in your letter dated June 16, 2005 regarding the Company’s Annual Report on Form 10-K for the year ending December 31, 2004 filed with the Securities and Exchange Commission (the “Commission”). Your comments are reproduced below, together with our responses thereto.
1.	COMMENT: We note in response to comment 1 that you rely on the exclusion in Item 10(e)(4) of Regulation S-K. Please tell us in sufficient detail how each of your financial measures (1) recurring revenue, (2) recurring costs of revenues and (3) recurring gross profit are calculated in accordance with GAAP. If they are not calculated in accordance with GAAP, please reconcile these amounts to the most comparable GAAP measure. In addition, please tell us whether you use the actual number of recurring users in the denominator since the number of users disclosed on page 28 does not appear to be on a recurring basis.

RESPONSE: The Company was of the opinion that recurring revenue, recurring costs of revenue and recurring gross profit were not financial measures but operating metrics and statistical measures thereby falling within Item 10 (e)(4). Given the Commission’s comments, however, the Company will exclude any references to recurring revenue, recurring costs of revenue and recurring gross profit from future filings.

With regard to the Company’s user numbers, all users are considered recurring. However, the user numbers presented are as of the end of the period while the user counts in the

Online Resources Corporation

August 19, 2005
denominator of our per user metrics are properly the average number of users on our system during the applicable period. In all future filings where average monthly metrics per user are provided, we will disclose the average number of users as a part of the footnote describing the calculation.

2.	COMMENT: Please tell us and expand your disclosure in future filings to specifically explain how you calculate your recurring average monthly metrics per user. Please also separately disclose each component used in this calculation including recurring revenue, recurring costs and recurring users and how you determine each of the components or tell us where they are disclosed elsewhere in your filing.

RESPONSE: The Company will exclude any recurring average monthly metrics per user from future filings.

3.	COMMENT: Your revised disclosure in response to the above comment should clarify what is meant by “recurring”. If you do not present these metrics based on a recurring user basis, please revise your description to exclude the word “recurring”.

RESPONSE: The Company will exclude any recurring average monthly metrics per user from future filings.

4.	COMMENT: We read your response to comment 2. We object to the use of this non-GAAP financial measure since the nature of your termination fees appear to be recurring. Accordingly, please exclude this measure from your future filings. Please note however, that it is permissible and may be necessary to identify, discuss, and analyze material items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis. Refer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP financial measures.

RESPONSE: The Company will exclude this measure from future filings.

5.	COMMENT: We read your response to comment 3. Please explain to us how you legally acquired these aged funds. In addition, please explain why you do not consider yourself a debtor if you assume “the financial liability for the payment... thereby becoming primarily liable for the bill payment”. We note that this liability does not appear to be a contingent liability; therefore we do not understand why you would not record the liability in its entirety when the funds are acquired. In your response, please also summarize your performance obligations under your contractual agreements with your financial institution client and consumer client, if applicable, and whether your consumer client has transferred ownership of their funds to you.

RESPONSE: The Company has reexamined its policy with regard to the treatment of aged, unclaimed bill payment funds. In our response to your letter dated April 29, 2005, we set forth the policy we employed that underlies the issues raised in Comment 3 of your initial letter and in Comment 5 of your follow-up letter. As explained in our Form 8-K filed on

Online Resources Corporation

August 19, 2005
August 16, 2005, we have retroactively changed our policy so that we will no longer succeed to these unclaimed bill payment funds. Under our revised policy, unclaimed bill payment funds will either be returned to the financial institution (‘FI”) customers who requested those payments, our FI clients or surrendered to the appropriate state escheat fund. These dispositions will also apply to all prior amounts we obtained from unclaimed bill payment funds. We have accrued a liability equivalent to the amount of funds we have obtained to date to reflect our obligation to return or surrender these funds, and will reduce the applicable asset and liability amounts upon disposition of the funds.

Because of this retroactive policy change, we have restated our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the quarterly period ended March 31, 2005. The Form 10-Q we have filed for the quarterly period ended June 30, 2005 is consistent with the new policy we have adopted.

Our contractual obligation regarding bill payments is to execute payment transactions that customers of our FI clients initiate. All of our contracts are with our FI clients and we do not maintain any contracts directly with their customers. Through our contracts, we derive the right to access the necessary funds on deposit in the customers’ accounts so the funds can be paid-over to the designated recipients. Prior to being declared unclaimed, bill payment funds reside in clearing accounts that are held off balance sheet. The Company does not consolidate these accounts into its financial statements because it does not have ownership of the bill payment funds on deposit in these accounts. The Company’s FI clients and their customers do not intend to transfer ownership of the bill payment funds to the Company, nor does the Company intend to own the bill payment funds. Further, the Company cannot use the bill payment funds for purposes other than those intended by its clients and their customers, and while the bill payment funds are in the Company’s possession, the FI client or its customer retain the right to direct the disposition of the funds obtained from such customer.

6.	COMMENT: Notwithstanding our comment above, please also tell us how you considered the applicable state escheat laws when making the determination that you are the beneficiary of these unclaimed funds. In addition, please tell us how you determined that the recipient does not consider the obligation as outstanding for each of the transactions.

RESPONSE: Under its new policy regarding unclaimed bill payment funds, the Company will surrender unclaimed bill payment funds in to the appropriate state escheat fund if they cannot be returned to the applicable FI or its customer.

Online Resources Corporation

August 19, 2005
     Please call me at (703) 653-3100 with any comments or questions regarding the responses contained in this letter.
Very truly yours,
Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Josh Forgione, Staff Accountant, Division of Corporation Finance
Securities and Exchange Commission
Matthew P. Lawlor, Chairman and Chief Executive Officer,
Online Resources Corporation
Mark J. Wishner, Esq.,
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey Fialko, CPA,
Ernst & Young, LLP